Exhibit 8.2

CRANMORE, FITZGERALD & MEANEY

ATTORNEYS AT LAW

49 WETHERSFIELD AVENUE

HARTFORD, CONNECTICUT  06114-1102

(860) 522-9100	FAX NO.
(860) 522-3379

August 14, 2009

Board of Directors

Beverly National Corporation

240 Cabot Street

Beverly, MA  01915

Dear Board Members:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Beverly National Corporation (the “Corporation”) with and into Danvers Bancorp, Inc. (“Danvers”) pursuant to the Agreement and Plan of Merger dated as of June 16, 2009 (the “Agreement”).  Because certain material conditions to the Closing of the Merger have not occurred and facts and circumstances may change between the date hereof and the Closing of the Merger, this opinion is conditioned upon the satisfaction of the conditions to the Closing and the non-occurrence of any fact or circumstance that may have a negative impact on this opinion.  We will render a final opinion with respect to certain tax matters in connection with the Closing of the Merger.  Capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) Danvers’ Registration Statement on Form S-4 filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”) and (iii) such corporate records and documents as we have deemed relevant for the purposes of this opinion.  We have relied and will rely upon (i) letters containing certain representations executed by the Corporation and Danvers in a form or forms customary for such purposes (the “Representation Letters”) and (ii) such additional corporate records and documents as we deem relevant.

In our examination, we have assumed and will assume the authenticity of original documents, the accuracy of copies and the genuineness of signatures.  We have also assumed and will assume that the parties to the Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such documents.  Furthermore, we have assumed and will assume that all representations contained in the Representation Letters are true and complete in all material respects.

Our opinions set forth below are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, as well as current administrative rulings, notices, procedures and court decisions.  Such laws, regulations, administrative rulings, notices, procedures and court decisions may change at any time, and any such change could affect the continuing validity of our opinions set forth below.   Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify our conclusions.  This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

This opinion addresses only the specific federal income tax consequences of the Merger, and it does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use, excise or other taxes that may result from the Merger.

FACTS

Under the Agreement, the Corporation will be merged with and into Danvers with Danvers being the surviving corporation.  Pursuant to the terms of the Agreement, upon consummation of the Merger, each shareholder of the Corporation will have the right with respect to each of his or her shares of the Common Stock of the Corporation to receive 1.66 shares, subject to the possibility of a future purchase price adjustment as provided in Section 8.1(j) of the Agreement, of Danvers Common Stock, except that cash will be paid in lieu of a fractional share.

FEDERAL TAX OPINION

Based on the foregoing and subject to the qualifications set forth in this opinion, it is our opinion that, upon the Closing of the Merger in accordance with the terms of the Agreement, for federal income tax purposes:

(1)                      The Merger will constitute a tax-free reorganization as described in Section 368(a) of the Code;

(2)                      No gain or loss will be recognized by the Corporation by reason of the Merger;

(4)                      The exchange of Common Stock of the Corporation for Danvers Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of the Corporation, except to the extent of any cash received in exchange for a fractional share of Danvers Common Stock;

(5)                      Subject to adjustment on account of any cash received in exchange for a fractional share of Danvers Common Stock, the basis of the Danvers Common Stock to be received by a shareholder of the Corporation will be the same as the basis of the Common Stock of the Corporation surrendered pursuant to the Agreement in exchange therefor;

(6)                      The holding period of the shares of Danvers Common Stock to be received by a shareholder of the Corporation will include the period during which the shareholder held the shares of the Common Stock of the Corporation surrendered in exchange therefor, provided the Common Stock of the Corporation surrendered is held as a capital asset at the Effective Time; and

(7)                      A shareholder of the Corporation who receives cash in exchange for a fractional share of Danvers Common Stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Danvers.  Such shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share, provided the Common Stock of the Corporation surrendered is held as a capital asset at the Effective Time.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference thereto and to this firm under “Material Federal Income Tax Consequences” and “Legal Matters.”  In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/	Cranmore, FitzGerald & Meaney
Cranmore, FitzGerald & Meaney